SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 10, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Report of independent accountants on special review
Quarter ended June 30, 2004

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended June 30, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 30, 2004

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2004

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1901	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1237	13 - FAX 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME CARLA CICO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1901	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1237	14 - FAX -	15 - FAX -
15 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2004	12/31/2004	2	04/01/2004	06/30/2004	1	01/01/2004	03/31/2004
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2004	2 - PRIOR QUARTER 03/31/2004	3 - SAME QUARTER OF PRIOR YEAR 06/30/2003
PAID CAPITAL
1 - COMMON	249,597,050	249,597,050	249,597,050
2 - PREFERRED	300,118,295	300,118,295	295,569,090
3 - TOTAL	549,715,345	549,715,345	545,166,140
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	4,848,482	5,297,285	5,175,011
6 - TOTAL	4,848,482	5,297,285	5,175,011

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 113 - TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	AGO	04/19/2004	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/2004	ON	0.0003894839
02	AGO	04/19/2004	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/2004	PN	0.0003894839

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/18/2004	3,401,245	28,148	CAPITAL RESERVE	4,549,205	0.0141499999

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 07/30/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
1	TOTAL ASSETS	15,503,581	15,659,033
1.01	CURRENT ASSETS	4,014,455	5,054,217
1.01.01	CASH AND CASH EQUIVALENTS	1,027,533	2,283,092
1.01.02	CREDITS	1,924,714	1,904,706
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,924,714	1,904,706
1.01.03	INVENTORIES	6,605	7,461
1.01.04	OTHER	1,055,603	858,958
1.01.04.01	LOANS AND FINANCING	161,769	1,944
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	618,935	631,274
1.01.04.03	JUDICIAL DEPOSITS	157,863	117,979
1.01.04.04	OTHER ASSETS	117,036	107,761
1.02	NONCURRENT ASSETS	1,166,483	1,219,804
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	12,125	37,575
1.02.02.01	FROM ASSOCIATED COMPANIES	4,633	8,326
1.02.02.02	FROM SUBSIDIARIES	7,492	29,249
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,154,358	1,182,229
1.02.03.01	LOANS AND FINANCING	7,929	7,705
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	562,822	594,241
1.02.03.03	JUDICIAL DEPOSITS	427,625	403,044
1.02.03.04	INVENTORIES	2,770	16,815
1.02.03.05	OTHER ASSETS	153,212	160,424
1.03	PERMANENT ASSETS	10,322,643	9,385,012
1.03.01	INVESTMENTS	1,831,018	562,940
1.03.01.01	ASSOCIATED COMPANIES	204	97,485
1.03.01.02	SUBSIDIARIES	1,653,645	397,979
1.03.01.03	OTHER INVESTMENTS	177,169	67,476
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,929,295	8,248,741
1.03.03	DEFERRED CHARGES	562,330	573,331

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
2	TOTAL LIABILITIES	15,503,581	15,659,033
2.01	CURRENT LIABILITIES	3,744,850	4,468,696
2.01.01	LOANS AND FINANCING	597,209	574,350
2.01.02	DEBENTURES	878,521	1,382,216
2.01.03	SUPPLIERS	989,811	1,001,880
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	491,932	473,962
2.01.04.01	INDIRECT TAXES	488,205	470,235
2.01.04.02	TAXES ON INCOME	3,727	3,727
2.01.05	DIVIDENDS PAYABLE	238,549	449,257
2.01.06	PROVISIONS	313,715	358,210
2.01.06.01	PROVISION FOR CONTINGENCIES	285,693	330,188
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	235,113	228,821
2.01.08.01	PAYROLL AND SOCIAL CHARGES	69,506	58,165
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	65,705	69,987
2.01.08.03	EMPLOYEE PROFIT SHARING	27,156	30,895
2.01.08.04	OTHER LIABILITIES	72,746	69,774
2.02	LONG-TERM LIABILITIES	5,159,856	4,624,243
2.02.01	LOANS AND FINANCING	2,738,344	2,194,440
2.02.02	DEBENTURES	910,000	910,000
2.02.03	PROVISIONS	791,466	829,861
2.02.03.01	PROVISION FOR CONTINGENCIES	309,568	360,896
2.02.03.02	PROVISION FOR PENSION PLAN	464,865	468,965
2.02.03.03	PROVISION FOR LOSS WITH SUBSIDIARIES	17,033	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	720,046	689,942
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,837	4,839
2.02.05.02	SUPPLIERS	396	1,574
2.02.05.03	INDIRECT TAXES	653,840	623,841
2.02.05.04	TAXES ON INCOME	27,845	26,632
2.02.05.05	OTHER LIABILITIES	25,154	25,082
2.02.05.06	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	8,097	8,571
2.05	SHAREHOLDERS’ EQUITY	6,590,778	6,557,523
2.05.01	CAPITAL	3,401,245	3,401,245
2.05.02	CAPITAL RESERVES	1,496,805	1,496,805
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,419,484	1,386,229

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 04/01/2004 TO 06/30/2004	4 - AMOUNT FOR CURRENT QUARTER 01/01/2004 TO 06/30/2004	5 - AMOUNT FOR CURRENT QUARTER 04/01/2003 TO 06/30/2003	6 - AMOUNT FOR CURRENT QUARTER 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,005,056	5,898,867	2,695,730	5,310,459
3.02	DEDUCTIONS FROM GROSS REVENUE	(856,691)	(1,681,670)	(771,840)	(1,503,533)
3.03	NET REVENUE FROM SALES AND SERVICES	2,148,365	4,217,197	1,923,890	3,806,926
3.04	COST OF SALES	(1,358,068)	(2,666,772)	(1,174,524)	(2,337,294)
3.05	GROSS PROFIT	790,297	1,550,425	749,366	1,469,632
3.06	OPERATING EXPENSES	(612,554)	(1,456,607)	(608,822)	(1,426,994)
3.06	SELLING EXPENSES	(265,005)	(515,663)	(218,725)	(425,623)
3.06	GENERAL AND ADMINISTRATIVE EXPENSES	(210,305)	(428,998)	(184,931)	(354,055)
3.06	FINANCIAL	(146,329)	(529,222)	(227,360)	(678,703)
3.06	FINANCIAL INCOME	162,194	259,495	98,840	170,287
3.06	FINANCIAL EXPENSES	(308,523)	(788,717)	(326,200)	(848,990)
3.06	OTHER OPERATING INCOME	(115,106)	232,741	69,620	128,373
3.06	OTHER OPERATING EXPENSES	119,863	(208,580)	(41,655)	(93,022)
3.06	EQUITY GAN (LOSS)	4,328	(6,885)	(5,771)	(3,964)
3.07	OPERATING INCOME (LOSS)	177,743	93,818	140,544	42,638
3.08	NONOPERATING INCOME (EXPENSES)	(98,232)	(139,535)	(38,214)	(78,376)
3.08	REVENUES	9,533	16,068	10,351	26,298
3.08	EXPENSES	(107,765)	(155,603)	(48,565)	(104,674)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	79,511	(45,717)	102,330	(35,738)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(44,833)	(13,481)	(42,121)	(2,277)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(12,992)	(24,437)	(11,078)	(20,743)
3.12	INTERESTS	(12,992)	(24,437)	(11,078)	(20,743)
3.12	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	238,100	0	246,200
3.15	INCOME (LOSS) FOR THE PERIOD	21,686	154,465	49,131	187,442
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	544,866,863	544,866,863	539,991,129	539,991,129
	EARNINGS PER SHARE	0.00004	0.00028	0.00009	0.00035
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2004

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01 - NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended June 30, 2004

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is the responsible concessionaire of the Switched Fixed Telephone Service (STFC) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The area is 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, the Company renders from July 1998 STFC in the modalities local and long distance concessions.

The Company’s business, together with the services that it offers and the tariffs charged, are regulated by ANATEL.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), forecast for December 31, 2003, in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper (DOU)) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, permitting the Company, its parent companies, its subsidiaries and associated companies to obtain new authorizations. On the same date ANATEL, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II of III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance services in the new regions, starting on January 22, 2004. In the case of the Local Service, to be provided in regions I and III, as established in the regulations, the Company has a period of 12 months to begin operations as from the date of the aforementioned authorization.

Information related with the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the homepage of ANATEL, on the site www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE). The Company is also part of level 1 of Corporate Governance at São Paulo Stock Exchange (BOVESPA).

Company Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly owned subsidiary incorporated on December 2002, to provide the Personal Mobile Service (SMP), with authorization to attend the same coverage area where the Company operates with STFC. On the closing date for the quarter BrT Celular was in the process of being structured - pre-operating phase. The beginning of its activities is forecasted for the second semester of 2004.

b) BrT Serviços de Internet S.A. (“BrTI”): a wholly-owned subsidiary incorporated in October 2001, providing internet services and correlated activities, which became operational at the beginning of 2002.

During the second quarter of 2004, BrTI made investments in capital interests as a partner or quotaholder, gaining control of the following companies:

(i) BrT Cabos Submarinos Group (ex-GlobeNet)

This group of companies operates through a system of submarine fiber optics cables, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): a company acquired on June 11, 2003, as part of the program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through the relevant fact.
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): a company acquired on June 11, 2003, in which BrTI exercises direct control and total control jointly with BrT CSH, that is a further part of the program to purchase the GlobeNet Group.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): a company incorporated under the laws of the Bermudas, for which the transfer of funds by BrTI for paying in of capital occurred on May 30, 2003. It is also an integral part of the program to purchase the Globenet Group. BrT SCS Bermuda, in turn, holds all the shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A.

(ii) iBest Group

Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A. In May 2004 through a corporate reorganization process the Freelance fully incorporated the Febraio S.A., the iBest S.A. and its subsidiary Mail BR Comunicação Ltda. The Freelance S.A. becomes the owner of iBest’s trademark, being the main company of this Group.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

c) MTH Ventures do Brasil Ltda. (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19,9% held previously. MTH, in turn, held 100% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED”).

MetroRED is a service provider for a private telecommunications network through optical fiber digital networks and has 343 kilometers of local network in São Paulo, Rio de Janeiro and Belo Horizonte and 1,485 kilometers of long distance network connecting these major metropolitan commercial centers. It also has an Internet Solutions center in São Paulo, which offers co-location, hosting and other value added services.

d) VANT Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company also acquired through the competent corporate instruments the remaining 80.1% of the capital of VANT.

VANT is a service provider for corporate network services, founded in October 1999. Initially focused on a TCP/IP network, VANT started in Brazil with a network 100% based on this technology. VANT operates in all of Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to Switched Fixed Telecommunications Services - STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare annually financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statement present information related with the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on the judgment of the management for determining the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;
  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and
  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The reconciliation between the net income of the Parent Company and the consolidated is presented as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	06/30/04	03/31/04	06/30/04	03/31/04
Parent company	154,465	132,779	6,590,778	6,557,523
Entries made directly in the Subsidiary’ Shareholders’ Equity Donations and Subsidies for Investments	(942)	-	-	-
CONSOLIDATED	153,523	132,779	6,590,778	6,557,523

In addition, the Company presents, in Note 17, the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures - NPC Nr. 20 of Brazilian Institute of Independent Auditors (“IBRACON”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refers to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and cash equivalents: Cash equivalents are short-term, high-liquidity investments, which immediate mature. They are recorded at cost, plus income earned to the end of the quarter, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. The goodwill was calculated based on the expectation of future results and its amortization is related to the volume and of timing forecasted over a period of not more than ten years. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 25. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses, and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and legal the counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after maturity and gains on financial investments, exchange variation and hedges, when earned. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Credited Interest on Shareholders’ Equity is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations commence.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and BrTPREV. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Deliberation 371/00, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts, in accordance with the CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Employees and directors Profit Sharing: The provisions for employee and directors’ profit sharing are recognized according to the accrual basis. The calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, also with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under normal prices and market conditions. The principal transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity the Interest on Shareholders’ Equity credited in the quarter allocated an amount of R$157,283 (R$162,425 in 2003) to the Parent Company. The balance of this liability, the net part of the withholding tax, is R$133,690 (R$271,785 on March 31, 2004).

Loans with Parent Company: Liabilities balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$91,835 (R$85,583 as of March 31, 2004). The financial expense recognized as income in this quarter was of R$7,275, (R$20,505 of financial gain in 2003, due to the drop in the quotation of the US dollar).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005, and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this liability as of June 30, 2004 is R$1,383,439 (R$1,334,489 on March 31, 2004), and the charges recognized in the income for the quarter represents R$98,649 (R$152,726 in 2003).

Revenues, Expenses and Accounts Receivable and Payable: arising from transactions related to the use of installations and logistic support. The balance payable is R$2,617 (R$41 as of March 31, 2004) and the amounts recorded in the income for the quarter are comprising of Operating Income of R$1,407 (R$1,101 in 2003).

BrT Serviços de Internet S.A.

Revenues, Expenses and Accounts Receivable and Payable: arising from transactions related to the use of installations, logistic support and telecommunications services. The balance receivable is R$5,257 (R$7,225 receivable as of March 31, 2004). The amounts recorded in the income for the quarter are comprising of Operating Income of R$26,081 (R$16,453 in 2003) and operational expenses (R$67,487 in 2003).

MetroRED Telecomunicações Ltda.

Revenues, Expenses and Accounts payable: arising from transactions related to telecommunications services. The balance payable is R$5,668. The amounts recorded in the income for the quarter are comprising of Operating expense of R$10,782.

VANT Telecomunicações S.A.

Advance for Future Capital Increase - AFAC: the amount recorded as AFAC is R$7,492 (R$7,226 as of March 31, 2004).

Calais Participações S.A.

Advance for Future Capital Increase - AFAC: the amount recorded as AFAC is R$4,633 (R$1,100 as March 31, 2004).

BrT CS Ltda.

Loans: Loan agreement granted, at an interest rate of 100% of CDI, with maturity in up to 6 months. The balance of this asset is R$859 (R$829 at March 31, 2003) and the financial income recognized in the quarter was R$60.

BrT SCS Bermuda

Loan agreement in US dolar, at an interest rate of 3% p.a., with maturity in current. The balance of this asset is R$159.773 and the financial income recognized in the quarter was R$10,963.

Freelance S.A.

Revenues, Expenses and Accounts Payable: arising from transactions related to the use of installations and logistic support. The balance receivable is R$2 (R$182 payable as of March 31, 2004) and the amounts recorded in the income for the quarter are comprising of Operating expenses of R$540 (R$566 in 2003).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 3.07% of the gross revenue (2,60% for the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

b. Exchange Rate Risk

Assets

The Company has asset loans in foreign currency subject in exchange rate fluctuations. The asset amount exposure at this risk of the exchange rate is as follows:

PARENT COMPANY
	BOOK AND MARKET VALUE
	06/30/04	03/31/04
Assets
Loans with Parent Company	159,773	-
Total	159,773	-
Current	159,773	-

Loan agreement granted in US dollar to BrT SCS Bermuda in April 2, 2004 at an interest rate of 3% p.a.

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 29% of the total liabilities (16% on March 31, 2004). To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures, 25% of the debt portion in foreign currency is covered by hedge agreements (7.5% on March 31, 2004). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. To the quarter, consolidated net gain totaled R$28,142 (losses of R$74,546 for the same period of last year).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,500,242	1,466,319	809,027	804,129
Hedge Contracts	(6,491)	6,005	7,693	(7,132)
TOTAL	1,493,751	1,472,324	816,720	796,997
Current	77,402	76,292	55,131	53,799
Noncurrent	1,416,349	1,396,032	761,589	743,198

CONSOLIDATED
	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,531,162	1,497,239	809,027	804,129
Hedge Contracts	(6,491)	6,005	7,693	4,608
TOTAL	1,524,671	1,503,244	816,720	808,737
Current	77,402	76,315	55,131	54,592
Noncurrent	1,447,269	1,426,429	761,589	754,145

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow at the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans with a company producing telephone directories agreement by IGP-DI and resulting from the sale of fixed assets to other telephone companies, interest rate by Column 27 (FGV), and loan agreement to BrT CS Ltda., indexed to CDI. In the consolidated balance is included a loan agreement by Freelance S.A., indexed to IGP-M.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	06/30/04	03/31/04	06/30/04	03/31/04
ASSETS
Loans tied to the IGP-DI	7,309	7,039	7,309	7,039
Debentures linked to CDI	859	829	-	-
Loans tied to the IPA-OG Column 27 (FGV)	1,757	1,781	1,757	1,781
Loans tied to the IGP-M	-	-	1,374	1,324
TOTAL	9,925	9,649	10,440	10,144
Current	1,996	1,944	2,511	2,439
Noncurrent assets	7,929	7,705	7,929	7,705

The carrying values are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI (Rate DI - CETIP) and IGP-M. The risk inherent in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 78% (78% in 03/31/04) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY AND CONSOLIDATED
	06/30/04		30/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures - CDI	1,788,521	1,788,651	2,292,216	2,292,216
Loans linked to TJLP	1,584,198	1,713,007	1,676,347	1,676,347
Loans linked to UMBNDES	195,151	221,702	197,291	197,291
Hedge on loans - UMBNDES	25,492	(8,029)	39,180	2,524
Loans linked to IGP-M	18,853	18,853	19,875	19,875
Other loans	18,108	18,108	19,377	19,377
TOTAL	3,630,323	3,752,292	4,244,286	4,207,630
Current	1,398,328	1,445,308	1,901,435	1,885,013
Long-term	2,231,995	2,306,984	2,342,851	2,322,617

Book value is equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the company’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. The investments valued by the equity method are presented in Note 23, for which there exists no market value, as they are represented by close corporations or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to expectations of losses.

In this quarter a provision was recorded with respect to the negative equity of VANT, which was R$17,033 at June 30, 2004.

The investments valued at cost are immaterial in relation to total assets. The risks related with them would not cause significant impacts to the Company if significant losses were to occur on these investments.

g. Temporary Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post fixed federal securities, pre fixed and exchange linked CDI, through future indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and in an investment fund in foreign currency, with no credit risks in such operations. The Company maintains cash investments in the value of R$1,030,484 (R$1,985,138 as of March 31, 2004). Income earned to the balance sheet date is recorded in financial income and amounts to R$102,185 (R$70,240 in 2003). Amounts in the consolidated financial statements, are of R$1,898,343 (R$2,033,933 as of March 31, 2004) related to investments and R$105,722 (R$74,318 in 2003) income earned.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

(a) Private Pension Plan

The Company sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação BrTPREV (“FBrTPREV”) former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which manages the benefit plans of CRT, a company merged on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. In March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 61% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT Group, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; whilst the employees' contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. To the quarter, contributions by the sponsor to the TCSPREV group represented on average 6.71% of the payroll of the plan participants. To the employees, the average was 6.05%.

The Company’s contributions were R$7,275 in the quarter (R$7,268 in 2003).

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2003, the plan presented surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$57 in the quarter (R$61 in 2003).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998 through a single payment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution and settled benefits in October 2002 plan to provide supplementary social security benefits in addition to those of the official social security. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. Nowadays, this plan attended to around 27.4% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Nowadays, there were 1.6% of the staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.24% of the payroll of the plan participants, whilst the average employee contribution was 5.45%.

In the quarter the Company’s contributions were R$2,525 (R$1,190 in 2003).

FUNDADOR - BRASIL TELECOM AND ALTERNATIVE-BRASIL TELECOM
The regular contribution by the sponsor in the quarter was an average of 2.19% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 2.13%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$9 (R$131 in 2003).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 17 years and six months still remain for complete settlement. The amortizing contributions in the quarter were R$49,238 (R$28,054 in 2003).

(b) Stock Option Plan for Officers and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to June 30, 2004, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price R$
Balance as of 03/31/2004	907,469	11.73
Balance as of 06/30/2004	907,469	11.73

There has been no grant of options for purchase of stocks exercised in the quarter and the representativeness of the balance of the options before the total outstanding stocks is 0.17% (0.17% in 03/31/04).

(c) Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically perform an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENTE COMPANY	CONSOLIDATED
NATURE	06/30/04	03/31/04	06/30/04	03/31/04
Labor	375.419	417,993	376,123	417,993
Tax	63,244	63,630	98,619	65,209
Civil	156,598	209,461	158,951	211,730
TOTAL	595,261	691,084	633,693	694,932
Current	285,693	330,188	317,452	330,188
Noncurrent	309,568	360,896	316,241	364,744

Labor

In the current fiscal year a decrease in the provision for labor contingencies in the amount of R$48,678 was verified in the quarter (R$47,974 Consolidated). This variance is caused by recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition for the provision in the amount of R$107,181 (R$107,668 Consolidated) and by payments that amounted to R$155,859. The consolidated provision was increased by the amount of R$217 due to labor contingencies of VANT and MetroRED, in accordance with the position on the date they became subsidiaries.

The main objects that affect the provisions for labor claims are the following:

(i) Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law Nr. 7,369/85, regulated by Decree nr. 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii) Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv) Joint Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers.

Tax

In the end of the quarter,there was a decrease of R$1,147, represented by reassessments of the contingent risks, which, reduced by monetary restatements, contributed to a net decrease of R$384 in the amount provided for and by payments totaling R$763. In relation to Consolidated there was an increase of R$32,649, represented by R$37,581 related to the opening balance of MetroRED and VANT, companies whose controlling interests were acquired in May of the current year, and a net decrease of R$4,169, related to reassessment of the contingent risks and monetary restatements.

The main lawsuits provided for are as follows:

(i) Social Security - Related to the non-collection of social security education allowance;

(ii) Federal Revenue Department - Incorrect compensation of tax losses;

(iii) State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv) CPMF - Non-collection of the contribution on financial activities.

Civil

The decrease in the current fiscal year up the end of quarter in the amount of R$51,249 (R$49,727 for Consolidated), is represented by reassessments of the contingency risks, which were reduced by recognition of monetary restatement, which resulted in a net decrease of R$41,353 in the provision (R$39,831 for Consolidated) and by payments totaling R$9,896.

The lawsuits provided are the following:

(i) Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii) Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii) Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENTE COMPANY	CONSOLIDATED
NATURE	06/30/04	03/31/04	06/30/04	03/31/04
Labor	629,179	664,809	629,405	664,897
Tax	1,053,339	891,216	1,059,101	891,215
Civil	821,311	783,492	821,314	783,569
Total	2,503,829	2,339,517	2,509,820	2,339,681

Labor

(i) The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The main lawsuits considered as possible loss are presented as follows:

(i) ICMS - On international calls;

(ii) ICMS - Differential of rate in interstate acquisitions;

(iii) ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv) ISS (Service Tax) - Not collected and/or under-collected;

(v) IRPJ and CSLL (Income and Social Contribution Taxes) - Monetary variation on credits overpaid in 1997 and 1998;

(vi) INSS (Social Security) - Related to the Bresser and Summer Plans, as well as others social security and SAT payments;

(vii) COFINS - REPASS; and

(viii) Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii) Lawsuits of a consumerist nature;

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv) Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$1,311,217 (R$1,349,606 on March 31, 2004) for Parent Company and R$1,311,492 (R$1,349,616 on March 31, 2004) for Consolidated.

Guarantees

The company has guarantees signed with financial institutions, as complementary guarantees for judicial proceedings in provisional execution, in the amount of R$192,260 (R$120,260 on March 31, 2004). The major part of these contracts, representing 52%, has terms ending during the next twelve months and the rest for indeterminate periods. The remuneration of these contracts varies from 0.75% a.a. to 4.00% a.a., representing an average rate of 0.87% p.a.

The judicial deposits related to contingencies and contested taxes (suspended liability) are shown in Note 21.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the paragraphs 1 to 3 of art. 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,401,245 (R$3,401,245 as of March 31, 2004) represented by shares without par value as follows:

TYPE OF SHARES	Total of Shares		Shares held in Treasury		Outstanding Shares
	06/30/04	03/31/04	06/30/04	03/31/04	06/30/04	03/31/04
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	300,118,295	300,118,295	4,848,482	5,297,285	295,269,813	294,821,010
TOTAL	549,715,345	549,715,345	4,848,482	5,297,285	544,866,863	544,418,060

	06/30/04	03/31/04
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	12.10	12.05

b. Treasury stock

In the calculation of the book value per thousand shares, were deducted the preferred shares held in treasury. These shares held in treasury are derived from two separate events:

Company Merger

The Company is holding in its treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. at the and of 2000. Since the merger, the company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent.

The average acquisition cost originally represented, at CRT, an amount of R$1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

	06/30/04		03/31/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	450,085	10,432	871,571	20,778
Number of shares replaced in circulation	(448,803)	10,402	(421,486)	(10,346)
Closing balance in the quarter	1,282	30	450,085	10,432

The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

Stock Repurchase Program - Relevant Facts from 08/05/03

The Company’s Board of Directors approved, on the above mentioned dates, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The repurchase of preferred shares issued by the Company for holding in treasury, is authorized up to the limit of 18,078,192,282 shares of this nature. To reach this limit, the Company could acquire the quantity of 11,747,081,779 shares.

The quantity of shares held in treasury arising from the programs for repurchase of shares was the following:

	06/30/04		03/31/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	4,847,200	54,870	4,847,200	54,870
Closing balance in the quarter	4,847,200	54,870	4,847,200	54,870

Unit cost of repurchase of shares (R$)	06/30/04	03/31/04
Average	11.32	11.32
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost of acquisition considers the totality of stock repurchase program.

There were no disposals of these purchased preferred shares up to the end of the quarter.

Market value of treasury shares

The market value of treasury shares, arising from the merger of CRT and the repurchase programs, at the market quotation at the balance sheet date was the following:

	06/30/04	03/31/04
Number of preferred shares in treasury (thousand of shares)	4,848,482	5,297,285
Quotation per lot of thousand shares at BOVESPA (R$)	11,35	12.40
Market value	55,030	65,686

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	CAPITAL RESERVES		RETAINED EARNINGS
	06/30/04	03/31/04	06/30/04	03/31/04
Reserves (including those that originated the treasury stock)	1,551,675	1,551,675	1,419,514	1,396,661
Treasury stock	(54,870)	(54,870)	(30)	(10,432)
BALANCE OF RESERVES NET OF TREASURY STOCK	1,496,805	1,496,805	1,419,484	1,386,229

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on Merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry for which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: registered as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on work in progress up to December 31, 1998 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Retained Earnings: Comprises the remaining balance of net income, adjusted according to the terms of article 202 of Law nr. 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Shareholders’ Equity (JSCP), under the terms of article 9, paragraph 7, of Law nr. 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2004, to be submitted for approval by the general shareholder’s meeting, are as follows:

	06/30/04	06/30/03
INTERESTS ON SHAREHOLDERS’ EQUITY - JSCP CREDITED	238,100	246,200
Common share	110,139	112,957
Preferred share	127,961	133,243
WITHHOLDING TAX (IRRF)	(35,715)	(36,930)
NET JSCP	202,385	209,270

9. NET OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
LOCAL SERVICE	3,294,829	3,112,601	3,294,793	3,112,601
Connection fees	18,518	13,745	18,481	13,745
Basic subscription	1,477,201	1,365,257	1,477,201	1,365,257
Measured service charges	685,883	660,000	685,883	660,000
Fixed to mobile calls - VC1	1,064,697	1,020,805	1,064,697	1,020,805
Rent	768	829	768	829
Other	47,762	51,965	47,763	51,965
LONG DISTANCE SERVICES	1,176,065	939,790	1,176,065	939,790
Inter-Sectorial Fixed	528,430	511,378	528,430	511,378
Intra-Regional Fixed (Inter-Sectorial)	186,258	170,823	186,258	170,823
Fixed Inter Regional	73,540	-	73,540	-
Fixed to mobile calls - VC2 and VC3	375,307	257,317	375,307	257,317
Fixed International	12,250	272	12,250	272
Movel International	280	-	280	-
INTERCONNECTION (USE OF THE NETWORK)	370,579	415,719	370,579	415,719
Fixed-Fixed	241,343	305,230	241,343	305,230
Mobile-Fixed	129,236	110,489	129,236	110,489
LEASE OF MEANS	118,518	102,816	118,518	102,816
PUBLIC TELEPHONE SERVICE	227,399	186,866	227,238	186,866
DATA TRANSMISSION	482,399	365,088	475,759	353,471
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED SERVICES	203,569	164,731	203,169	164,731
OTHER SERVICES OF THE MAIN ACTIVITY	11,857	9,678	66,311	11,279
OTHER	13,813	13,170	13,818	13,171
GROSS OPERATING REVENUE	5,898,867	5,310,459	5,946,250	5,300,444
TAXES ON GROSS REVENUE	(1,626,707)	(1,446,531)	(1,649,326)	(1,454,668)
OTHER DEDUCTIONS FROM GROSS REVENUE	(54,963)	(57,002)	(59,029)	(57,205)
NET OPERATING REVENUE	4,217,197	3,806,926	4,237,895	3,788,571

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
PERSONNEL	(54,560)	(57,283)	(57,829)	(57,577)
MATERIALS	(44,841)	(40,654)	(44,957)	(40,654)
THIRD-PARTY SERVICES	(297,573)	(285,554)	(312,909)	(285,848)
INTERCONNECTION	(1,040,718)	(855,250)	(1,033,392)	(855,250)
RENT, LEASING AND INSURANCE	(136,168)	(81,251)	(159,617)	(81,152)
CONNECTION FACILITIES	(11,359)	(34,657)	(15,345)	(81,720)
FISTEL	(6,606)	(6,181)	(6,616)	(6,181)
DEPRECIATION AND AMORTIZATION	(1,070,491)	(973,219)	(1,082,689)	(973,228)
OTHER	(4,456)	(3,245)	(11,774)	(3,245)
TOTAL	(2,666,772)	(2,337,294)	(2,725,028)	(2,384,855)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
PERSONNEL	(60,951)	(63,119)	(63,461)	(63,513)
MATERIALS	(464)	(570)	(884)	(570)
THIRD-PARTY SERVICES	(199,954)	(160,130)	(203,127)	(159,964)
RENT, LEASING AND INSURANCE	(69,232)	(69,121)	(2,194)	(2,098)
PROVISION FOR DOUBTFUL ACCOUNTS	(740)	3,211	(877)	3,146
LOSSES ON ACCOUNTS RECEIVABLE	(181,196)	(132,925)	(182,105)	(132,946)
DEPRECIATION AND AMORTIZATION	(2,793)	(2,714)	(2,801)	(2,715)
OTHER	(333)	(255)	(325)	(256)
TOTAL	(515,663)	(425,623)	(455,774)	(358,916)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
PERSONNEL	(66,847)	(67,627)	(73,110)	(68,088)
MATERIALS	(1,793)	(1,590)	(2,079)	(1,598)
THIRD-PARTY SERVICES	(246,795)	(179,664)	(252,355)	(179,797)
RENT, LEASING AND INSURANCE	(19,508)	(34,080)	(19,630)	(33,667)
DEPRECIATION AND AMORTIZATION	(93,537)	(70,658)	(97,634)	(71,191)
OTHER	(518)	(436)	(2,047)	(436)
TOTAL	(428,998)	(354,055)	(446,855)	(354,777)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
TECHNICAL AND ADMINISTRATIVE SERVICES	33,934	16,142	33,152	16,172
INFRASTRUCTURE LEASE- -OTHER TELECOM COMPANIES	13,738	21,846	14,286	21,816
FINES	37,142	35,900	37,101	35,888
RECOVERED TAXES AND EXPENSES	28,907	208	28,996	241
WRITE OFF OF REVENUE IN THE PROCESS OF	-	9,984	-	9,984
LOSS ON WRITE-OFF OF WAREHOUSE OF REPAIRS	(1,215)	-	(537)	-
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(20,316)	(14,983)	(21,185)	(15,009)
DONATIONS AND SPONSORSHIPS	(5,876)	(5,894)	(6,182)	(5,894)
CONTINGENCIES - PROVISION	(65,444)	(32,332)	(62,241)	(32,332)
PENSION PLANS – ADMINISTRATIVE COST	(3,647)	-	(3,647)	-
REVERSAL OF OTHER PROVISIONS	15,439	2,123	15,661	2,123
INDEMNITY OF TELEPHONY SERVICES	-	-	(15,537)	-
LABOR SEVERANCE PAYMENTS	(32)	(397)	(32)	(397)
COURT FEES	(1,804)	(801)	(1,805)	(801)
OTHER INCOME (EXPENSES)	(6,665)	3,555	(6,307)	3,215
TOTAL	24,161	35,351	11,723	35,006

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
FINANCIAL INCOME	259,495	170,287	272,429	175,016
LOCAL CURRENCY	211,153	107,202	214,835	111,931
ON RIGHTS IN FOREIGN CURRENCY	48,342	63,085	57,594	63,085
FINANCIAL EXPENSES	(788,717)	(848,990)	(793,290)	(856,058)
LOCAL CURRENCY	(444,341)	(527,316)	(446,142)	(528,155)
ON LIABILITIES IN FOREIGN CURRENCY	(106,276)	(75,474)	(109,048)	(81,703)
INTEREST ON EQUITY	(238,100)	(246,200)	(238,100)	(246,200)
TOTAL	(529,222)	(678,703)	(520,861)	(681,042)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
AMORTIZATION OF GOODWILL ON MERGER (CVM INSTRUCTION 319/99)	(94,664)	(94,664)	(94,664)	(94,664)
REVERSAL OF PROVISION FOR MAINTENANCE OF INTEGRITY OF SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	94,664	94,664	94,664	94,664
AMORTIZATION OF GOODWILL ON MERGER	(62,007)	(62,007)	(62,007)	(62,007)
PROVISION FOR REALIZABLE AMOUNT AND FIXED ASSET LOSSES	(2,553)	(794)	114	(794)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(60,803)	(17,390)	(61,117)	(17,390)
PROVISION/REVERSAL FOR INVESTMENT LOSSES *	(13,599)	(342)	(13,599)	(342)
OTHER NONOPERATING INCOME (EXPENSES)	(573)	2,157	(594)	2,157
TOTAL	(139,535)	(78,376)	(137,203)	(78,376)

In the current fiscal year the recorded values as write off fixed assets and provision for loss in investments has more representative in investments note – n° 23.

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being the temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
INCOME BEFORE TAXES AND AFTER PROFIT SHARING	(70,154)	(56,481)	(62,973)	(55,332)
Results of subsidiaries which not subject to income and social contribution taxes	-	-	19,670	-
Total of taxable income	(70,154)	(56,481)	(43,303)	(55,332)
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (10%+15%=25%)	17,539	14,120	10,826	13,833
PERMANENT ADDITIONS	(33,031)	(18,026)	(36,766)	(18,592)
Amortization of goodwill	(15,502)	(15,502)	(19,974)	(15,502)
Equity in subsidiaries	(1,721)	(991)	-	-
Nonoperating equity in subsidiaries	-	-	(192)	(1,557)
Provision for losses on investments	(12,899)	-	(12,899)	-
Other additions	(2,909)	(1,533)	(3,701)	(1,533)
PERMANENT EXCLUSIONS	5,307	1,883	8,349	1,894
Dividends on investments stated at cost/Dividends prescribed	90	1,771	90	1,771
Recoverable of federal taxes	4,567	-	4,567	-
Other exclusions	380	112	3,692	123
OTHER	-	-	1,192	-
EFFECT OF INCOME TAX IN STATEMENT OF INCOME	(10,455)	(2,023)	(16,399)	(2,865)
EXPENSE RELATED TO SOCIAL CONTRIB. TAX (9%)	6,314	5,083	3,897	4,980
PERMANENT ADDITIONS	(11,117)	(6,015)	(12,408)	(6,219)
Amortization of goodwill	(5,581)	(5,581)	(7,191)	(5,581)
Equity in subsidiaries	(619)	(357)	-	-
Nonoperating equity in subsidiaries	-	-	(69)	(561)
Provision for losses on investments	(4,643)	-	(4,643)	-
Other additions	(274)	(77)	(505)	(77)
PERMANENT EXCLUSIONS	1,777	678	2,975	678
Dividends on investments stated at cost/Dividends prescribed	32	638	32	638
Recoverable of federal taxes	1,644	-	1,644	-
Other exclusions	101	40	1,299	40
OTHER	-	-	318	-
EFFECT OF SOCIAL CONTRIBUTION IN TAX STATEMENT OF INCOME	(3,026)	(254)	(5,218)	(561)
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSE IN STATEMENT OF INCOME	(13,481)	(2,277)	(21,617)	(3,426)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
CASH	399	340	438	359
BANKS (1)	(3,350)	297,614	71,957	309,237
TEMPORARY CASH INVESTMENTS	1,030,484	1,985,138	1,898,343	2,033,933
TOTAL	1,027,533	2,283,092	1,970,738	2,343,529
(1) The balance is negative due to two days floating granted for the payments through SIAFI.

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign pl exchange variation and interest of around 5% p.a., and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1% p.a. to 3.125% p.a.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
OPERATING ACTIVITIES
NET INCOME FOR THE PERIOD	154,465	187,442	153,523	187,442
MINORITY PARTICIPATION	-	-	(13)	-
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	2,209,241	1,756,171	2,216,398	1,758,006
Depreciation and amortization	1,228,828	1,108,598	1,260,669	1,109,140
Losses on accounts receivable from services	188,340	132,925	189,250	132,946
Provision for doubtful accounts	740	(3,211)	877	(3,146)
Provision for contingencies	79,652	32,332	76,449	32,332
Deferred taxes	237,055	118,679	231,211	117,621
Income from writing off permanent assets	64,628	16,808	62,245	16,808
Financial charges	403,113	346,076	405,226	346,076
Equity gain (loss)	6,885	3,964	-	-
Gain with investments	-	-	(9,529)	-
Other expenses	-	-	-	6,229
CHANGES IN ASSETS AND LIABILITIES	(743,145)	(626,929)	(727,538)	(492,949)
CASH FLOW FROM OPERATIONS	1,620,561	1,316,684	1,642,370	1,452,499

FINANCING ACTIVITIES
Dividends/interest on equity paid during the period	(205,333)	(263,966)	(205,333)	(263,966)
Loans and financing	92,958	(557,187)	91,119	(557,187)
Loans obtained	1,168,567	23,683	1,168,567	23,683
Loans paid	(755,801)	(254,021)	(759,848)	(254,021)
Interest paid	(319,808)	(326,849)	(317,600)	(326,849)
Variation in shareholders’ equity	-	(18,169)	-	(18,169)
Stock repurchase	-	-	942	-
Other cash flow from loans	-	-	(6,339)	(3)
CASH FLOW FROM FINANCING	(112,375)	(839,322)	(119,611)	(839,325)

INVESTMENTNG ACTIVITIES
Short-term financial investments	(159,745)	(330)	(4)	4,939
Providers of investments	97,341	(107,095)	49,844	(107,154)
Income obtained from the sale of permanent assets	3,752	12,860	3,763	12,860
Investments in permanent assets	(1,830,702)	(800,132)	(1,066,756)	(967,804)
Investments	(1,656,160)	(800,132)	(895,879)	(706,073)
Investments for acquisition of subsidiaries	(174,542)	-	(170,877)	(261,731)
Value of acquisition	(174,542)	-	(174,542)	(295,194)
Cash and cash equivalents aggregated	-	-	3,665	33,463
Other cash flow from investments	(4,633)	(19,137)	(4,633)	(3,997)
CASH FLOW FROM INVESTMENTS	(1,893,987)	(913,834)	(1,017,786)	(1,061,156)

CASH FLOW FOR THE PERIOD	(385,801)	(436,472)	504,973	(447,982)

CASH AND CASH EQUIVALENTS
Closing balance	1,027,533	940,960	1,970,738	974,917
Opening balance (In December 31)	1,413,334	1,377,432	1,465,765	1,422,899
VARIATION IN CASH AND CASH EQUIVALENTS	(385,801)	(436,472)	504,973	(447,982)

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
UNBILLED AMOUNTS	776,185	763,568	777,585	763,568
BILLED AMOUNTS	1,331,783	1,317,276	1,368,356	1,335,395
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(183,254)	(176,138)	(185,368)	(176,725)
TOTAL	1,924,714	1,904,706	1,960,573	1,922,238
CURRENT	1,257,966	1,258,873	1,289,870	1,271,701
PAST DUE - 01 TO 30 DAYS	335,796	339,284	337,558	340,912
PAST DUE - 31 TO 60 DAYS	133,263	128,916	135,093	130,896
PAST DUE - 61 TO 90 DAYS	75,336	90,670	76,959	91,613
PAST DUE - 91 TO 120 DAYS	87,913	71,076	88,381	71,406
PAST DUE - OVER 120 DAYS	217,694	192,025	218,080	192,435

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04

LOANS AND FINANCING	169,698	9,649	10,440	10,144
TOTAL	169,698	9,649	10,440	10,144
CURRENT	161,769	1,944	2,511	2,439
NONCURRENT	7,929	7,705	7,929	7,705

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The incomes are indexed to exchange rate variation plus 3% p.a. and indexed to CDI for subsidiaries. The income is linked to the variation in the IGP-DI and the IPA-OG/Industrial Products of Column 27 by Fundação Getúlio Vargas - FGV and CDI, respectively. In the consolidated demonstrations a loan granted by Freelance S.A. is included, which is indexed to IGP-M, plus 12% per annum.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
INCOME TAX
DEFERRED INCOME TAX on:
Tax loss carryforwards	30,180	24,098	30,493	24,675
Provision for contingencies	148,815	172,771	148,836	172,771
Allowance for doubtful accounts	45,814	44,035	45,980	44,180
Provision for employee profit sharing	5,361	5,718	5,420	5,846
ICMS - 69/98 Agreement	44,348	41,471	44,348	41,471
Goodwill on CRT acquisition	67,053	78,886	67,053	78,886
Provision for pension plan actuarial insufficiency coverage	127,476	124,247	127,476	124,247
Provision for COFINS/CPMF suspended collection	14,112	13,724	14,112	13,724
Other provisions	31,025	41,976	31,119	41,976
SUBTOTAL	514,184	546,926	514,837	547,776

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Negative calculation base	13,225	9,253	13,338	9,461
Provision for contingencies	53,573	62,198	53,581	62,198
Allowance for doubtful accounts	16,493	15,852	16,553	15,904
Provision for employee profit sharing	2,381	2,703	2,403	2,749
Goodwill on CRT acquisition	24,139	28,399	24,139	28,399
Provision for pension plan actuarial insufficiency coverage - FCTR	45,891	44,729	45,891	44,729
Other provisions	11,711	15,652	11,744	15,652
SUBTOTAL	167,413	178,786	167,649	179,092
Total	681,597	725,712	682,486	726,868
CURRENT	319,354	343,365	320,243	343,989
NONCURRENT	362,243	382,347	362,243	382,879

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Executive Board, Board of Directors as well as fiscal council.

PARENT COMPANY	CONSOLIDATED
2004	209,284	209,980
2005	198,283	198,476
2006	50,543	50,543
2007	40,231	40,231
2008	39,347	39,347
2009 - 2011	47,535	47,535
2012 - 2013	19,274	19,274
After 2013	77,100	77,100
TOTAL	681,597	682,486
CURRENT	319,354	320,243
NONCURRENT	362,243	362,243

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan that is being settled according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 17 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$103,358, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of taxable income in the next ten years in VANT, MetroRED, BrT CSH, BrT CS Ltda. and Freelance S.A. subsidiaries that the Company holds direct or indirect control.

Other Tax Recoverable

It is comprised by federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law Nr. 102/00.

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
INCOME TAX	87,881	73,988	92,458	76,803
SOCIAL CONTRIBUTION TAX	6,406	21,331	7,078	21,537
ICMS (state VAT)	342,271	342,768	367,719	347,244
PIS AND COFINS	63,176	61,478	65,325	61,528
OTHER	426	238	3,971	4,288
TOTAL	500,160	499,803	536,551	511,400
CURRENT	299,581	287,909	325,037	296,093
NONCURRENT	200,579	211,894	211,514	215,307

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	06/30/04	03/31/04	06/30/04	03/31/04
LABOR	301,154	257,986	301,364	257,992
CIVIL	49,524	40,174	49,699	40,174
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	177,285	165,779	177,285	165,779
OTHER	57,525	57,084	58,411	57,083
TOTAL	585,488	521,023	586,759	521,028
CURRENT	157,863	117,979	158,325	117,979
NONCURRENT	427,625	403,044	428,434	403,049

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
RECEIVABLES FROM OTHER TELECOM COMPANIES	106,237	114,220	106,237	114,220
ADVANCES TO SUPPLIERS	17,974	20,249	105,660	21,042
CONTRACTUAL GUARANTEES AND RETENTIONS	222	15,794	39,720	50,711
ADVANCES TO EMPLOYEES	21,496	18,950	23,604	20,327
RECEIVABLES FROM SALE OF ASSETS	3,724	3,385	13,560	11,800
PREPAID EXPENSES	89,213	64,871	95,959	65,226
ASSETS FOR SALE	491	522	19,061	1,272
TAX INCENTIVES	18,315	18,315	18,315	18,315
COMPULSORY DEPOSITS	1,750	1,750	1,750	1,750
OTHER	10,826	10,129	15,222	12,431
TOTAL	270,248	268,185	439,088	317,094
CURRENT	117,036	107,761	245,862	121,479
NONCURRENT	153,212	160,424	193,226	195,615

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
INVESTMENTS CARRIED UNDER THE EQUITY METHOD	1,653,645	397,979	-	-
BrT Serviços de Internet S.A.	325,600	309,677	-	-
14 Brasil Telecom Celular S.A.	1,218,942	88,302	-	-
MHT Ventures do Brasil	109,103		-
GOODWILL ON ACQUISITION OF INVESTMENTS, NET	110,366	-	217,607	113,286
IBEST GROUP	-	-	99,560	105,292
BRT CABOS SUBMARINOS GROUP	-	-	7,681	7,994
MHT Ventures do Brasil	110,366		110,366
INTERESTS VALUED AT COST OF ACQUISITION	39,357	136,830	195,854	136,830
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	27,286	27,781	27,286	27,781
OTHER INVESTMENTS	364	350	364	350
TOTAL	1,831,018	562,940	441,111	278,247

The Company holds a 100% interest in the capital of VANT Telecomunicações S.A., whose negotiation for acquisition of the total shares was proposed at the end of the 2001 fiscal year, when a 19.9% interest in the capital of this company was acquired. On the same occasion the amount equivalent to the remaining capital was deposited in a collateral account as a guarantee for the option to purchase agreement. The acquisition of the remaining interest was only finalized in May 2004 and the amount invested totaled R$51,594. At the time of concluding the purchase, VANT presented negative equity in the amount of R$14,208. The Company recorded a provision in the amount of the negative equity of the subsidiary in the nonoperating result, as well as the R$51,594 referring to the amount invested.

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A., 14 Brasil Telecom Celular S.A., MTH Ventures do Brasil Ltda. and VANT Telecumunicações S.A. the principal data of which are as follows:

	BrTI	BrT Celular	MTH	VANT
SHAREHOLDERS’ EQUITY	325,600	1,218,942	109,103	(17,033)
CAPITAL	339,767	1,218,000	321,084	105,959
BOOK VALUE PER SHARE (R$)	958,31	1,000,00	0,0003	(0,16)
LOSS FOR THE PERIOD	(4,040)	-	(962)	(2,825)
NUMBER OF SHARES HELD BY COMPANY COMMON SHARES	339,767	1,218,000	-	105,959
SHARES	-	-	326,999,999	-
OWNERSHIP % IN SUBSIDIARY’S CAPITAL
IN TOTAL CAPITAL	100%	100%	100%	100%
IN VOTING CAPITAL	100%	100%	100%	100%
EQUITY PICKUP LOSS THE QUARTER	(4,040)	942	(962)	(2,825)

The equity gain on BrT Celular is related to the amounts of donations received by the subsidiary, recorded as capital reserves in the shareholders’ equity.

Investments valued using the Acquisition Cost: correspond to minority interests, highlighting the interest in Calais Participações S.A. amounting to R$200 (R$200 as of March 31, 2004). The interests obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law are also included. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives. The consolidated financial statements include a minority investment of BrT SCS Bermuda in the IG, made during the second quarter of current year in the amount of R$148,876.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	06/30/04				03/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	371,279	-	371,279	363,999
PUBLIC SWITCHING EQUIPMENT	20%	4,924,238	(4,141,062)	783,176	858,640
EQUIPMENT AND TRANSMISSION MEANS	17.9%(1)	10,369,905	(7,005,628)	3,364,277	3,550,472
TERMINATORS	20%	472,454	(405,454)	67,000	72,030
DATA COMMUNICATION EQUIPMENT	20%	1,146,368	(449,356)	697,012	677,350
BUILDINGS	4%	880,790	(487,954)	392,836	435,217
INFRASTRUCTURE	9.2%(1)	3,403,214	(1,728,014)	1,675,200	1,693,545
ASSETS FOR GENERAL USE	18.2%(1)	699,439	(444,516)	254,923	263,493
LAND	-	84,266	-	84,266	85,047
OTHER ASSETS	19.6%(1)	529,596	(290,270)	239,326	248,948
TOTAL		22,881,549	(14,952,254)	7,929,295	8,248,741
(1) Average annual rate.

CONSOLIDATED
NATURE	06/30/04				03/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	615,057	-	615,057	443,374
PUBLIC SWITCHING EQUIPMENT	20%	4,924,238	(4,141,063)	783,175	858,640
EQUIPMENT AND TRANSMISSION MEANS	17.9%(1)	10,663,852	(7,097,881)	3,565,971	3,679,422
TERMINATORS	20%	472,474	(405,460)	67,014	72,038
DATA COMMUNICATION EQUIPMENT	20%	1,176,498	(472,720)	703,778	677,585
BUILDINGS	4%	893,939	(488,189)	405,750	435,235
INFRASTRUCTURE	9.2%(1)	3,506,833	(1,750,022)	1,756,811	1,694,158
ASSETS FOR GENERAL USE	18.2%(1)	761,947	(470,042)	291,905	267,731
LAND	-	86,320	-	86,320	87,077
OTHER ASSETS	19.6%(1)	793,263	(297,146)	496,117	487,985
TOTAL		23,894,421	(15,122,523)	8,771,898	8,703,245
(1) Average annual rate.

In 2004, considering the current technological stage of the telecommunications equipment, the Company, based on technical report issued by Instituto Nacional de Tecnologia, in January 12, 2004, decided to changed the depreciation rates of some equipment, covering underground systems, and metallic, coaxial and optic cables. This change generated a reduction in income, net of taxes, in the amount of R$147,154.

According to the STFC concession contracts, the Company assets that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the Company being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

Rent Expenses

The Company and its subsidiaries rents properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts in the quarter amount to R$105,995 (R$91,023 in 2003) and R$109,607 (R$90,925 in 2003) for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation of the Company is 54.4%. Leasing expenses recorded in the quarter amounted to R$10,034 (R$20,499 in 2003) and R$10,048 (R$20,499 in 2003) for the consolidation.

Insurance (Not revised)

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$4,799 (R$4,532 in 2003) and R$5,068 (R$4,532 in 2003) for the consolidation.

The assets, responsibilities, and interests covered by insurance are the following:

Type	Cover	Amount insured
		06/30/04	03/31/04
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,548,323	11,526,140
Loss of profit	Fixed expenses and net income	7,370,615	7,370,615
Performance bonds	Compliance with contractual obligations	120,870	120,870

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	06/30/04			03/31/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
GOODWILL ON CRT MERGER	620,073	(444,385)	175,688	206,691
INSTALLATION AND REORGANIZATION COSTS	61,379	(13,094)	48,285	46,308
DATA PROCESSING SYSTEMS	453,205	(122,641)	330,564	312,232
OTHER	14,137	(6,344)	7,793	8,100
TOTAL	1,148,794	(586,464)	562,330	573,331

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	06/30/04			03/31/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
GOODWILL ON CRT MERGER	620,073	(444,385)	175,688	206,691
INSTALLATION AND REORGANIZATION COSTS	148,361	(20,993)	127,368	101,850
DATA PROCESSING SYSTEMS	483,812	(127,794)	356,018	312,951
OTHER	14,799	(6,344)	8,455	8,349
TOTAL	1,267,045	(599,516)	667,529	629,841

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SALARIES AND COMPENSATION	407	262	1,725	634
PAYROLL CHARGES	63,648	52,658	71,417	55,937
BENEFITS	4,267	3,781	4,561	3,956
OTHER	6,021	6,303	6,816	6,568
TOTAL	74,343	63,004	84,519	67,095
CURRENT	69,506	58,165	79,682	62,233
NONCURRENT	4,837	4,839	4,837	4,862

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
TRADE ACCOUNTS PAYABLE	990,207	1,003,454	1,108,254	1,054,079
THIRD-PARTY CONSIGNMENTS	65,705	69,987	70,694	72,976
TOTAL	1,055,912	1,073,441	1,178,948	1,127,055
CURRENT	1,055,516	1,071,867	1,178,552	1,125,481
NONCURRENT	396	1,574	396	1,574

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
ICMS (STATE VAT)	982,362	940,382	990,055	943,319
TAXES ON OPERATING REVENUES (COFINS/PIS)	144,770	140,006	147,365	141,479
OTHER	14,913	13,688	16,132	14,794
TOTAL	1,142,045	1,094,076	1,153,552	1,099,592
CURRENT	488,205	470,235	499,043	475,055
NONCURRENT	653,840	623,841	654,509	624,537

In 2003, the Company paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installments (PAES). The amount divided into installments through REFIS totaled R$8,332 (R$10,921 in March 31, 2004) with the period for amortization established at 9 monthly payments, and the Company still needs to pay R$43,182 (R$43,395 in March 31, 2004) for the remaining 108 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the Company has lodged appeals at the judicial level for restitution or future compensation.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SOCIAL CONTRIBUTION TAX
LAW Nr. 8,200/91 - SPECIAL MONETARY RESTATEMENT	3,699	3,509	3,699	3,509
PAYABLES DUE	-	-	1,073	601
SUBTOTAL	3,699	3,509	4,772	4,110
INCOME TAX
LAW Nr. 8,200/91 - SPECIAL MONETARY RESTATEMENT	10,275	9,746	10,275	9,746
SUSPENDED LIABILITIES	17,598	17,104	17,597	17,104
PAYABLES DUE	-	-	3,571	1,944
SUBTOTAL	27,873	26,850	31,443	28,794
TOTAL	31,572	30,359	36,215	32,904
CURRENT	3,727	3,727	7,783	5,679
NONCURRENT	27,845	26,632	28,432	27,225

30. DIVIDENDS INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
MAJORITY SHAREHOLDERS	133,690	271,785	133,690	271,785
MINORITY SHAREHOLDERS	104,859	177,472	104,859	177,472
TOTAL SHAREHOLDERS	238,549	449,257	238,549	449,257
EMPLOYEES AND MANAGEMENT PROFIT SHARING	27,156	30,895	31,325	34,485
TOTAL	265,705	480,152	269,874	483,742

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
LOANS	91,179	85,342	91,179	85,342
FINANCING	4,615,756	4,600,700	4,646,676	4,600,700
ACCRUED INTEREST AND OTHER ON LOANS	656	241	656	241
ACCRUED INTEREST AND OTHER ON FINANCING	416,483	374,723	416,483	374,723
TOTAL	5,124,074	5,061,006	5,154,994	5,061,006
CURRENT	1,475,730	1,956,566	1,475,730	1,956,566
NONCURRENT	3,648,344	3,104,440	3,679,264	3,104,440

Financing

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04
BNDES	1,804,841	1,912,818
FINANCIAL INSTITUTIONS	1,429,988	766,412
SUPPLIERS	8,889	3,977
PUBLIC DEBENTURES	405,082	957,727
PRIVATE DEBENTURES	1,383,439	1,334,489
TOTAL	5,032,239	4,975,423
CURRENT	1,465,956	1,947,791
NONCURRENT	3,566,283	3,027,632

Financing denominated in local currency: bear fixed interest rates of 14% p.a.. Bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. resulting in an average rate of 14.9% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average rate of 7.7% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the Libor, resulting in an average rate of 2.1% p.a. The LIBOR rate on June 30, 2004 for semiannual payments was 1.83% p.a.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. These debentures mature on 07/27/04, 07/27/05 and 07/27/06, corresponding to 30%, 30% and 40% of the face value, respectively.

Public Debentures:
Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

As of June 30, 2004, no debentures issued by the Company had been repurchased.

Loans

	06/30/04	03/31/04	06/30/04	03/31/04
LOANS WITH PARENT COMPANY	91,835	85,583	91,835	85,583
OTHER LOANS	-	-	30,920	-
TOTAL	91,835	85,583	122,755	85,583
CURRENT	9,774	8,775	9,774	8,775
NONCURRENT	82,061	76,808	112,981	76,808

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
2005	850,344	902,606	850,344	902,606
2006	977,121	1,029,114	977,121	1,029,114
2007	544,876	495,274	544,876	495,274
2008	83,544	21,699	83,544	21,699
2009	82,617	20,853	82,617	20,853
2010	80,187	7,681	80,187	7,681
2011 and after	1,029655	627,213	1,060,575	627,213
Total	3,648,344	3,104,440	3,679,264	3,104,440

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	30/06/04	31/03/04	30/06/04	31/03/04
TJLP (Long-term interest rate)	1,584,198	1,676,347	1,584,198	1,676,347
UMBNDES (BNDES Basket of Currencies)	195,151	197,291	195,151	197,291
UMBNDES HEDGE	25,492	39,180	25,492	39,180
CDI	1,788,521	2,292,216	1,788,521	2,292,216
US DOLLARS	878,195	809,027	909,115	809,027
US DOLLARS HEDGE	3,775	7,693	3,775	7,693
IENES	622,047	-	622,047	-
Hedge in IENES	(10,266)	-	(10,266)	-
IGP-M	18,853	19,875	18,853	19,875
OTHER	18,108	19,377	18,108	19,377
Total	5,124,074	5,061,006	5,154,994	5,061,006

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 25% of its dollar-denominated and iene loans and financing with third parties and 78% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

Represented by the terms signed by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next the fifteen years in the same area of operation where the Company has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

During the second quarter of this year new authorizations were contracted for certain frequency bands in the total amount of R$28,624. The rights to explore it are the same as the previous authorizations payment conditions, and the maturities of the installments of these new authorizations are foreseen for the years from 2007 to 2012.

The restated balance of this liability is R$275,716 (R$223,495 in March 31, 2004).

33. PROVISIONS FOR PENSION PLANS

Liability due to the actuarial deficit of the social security plans managed by BrTPREV and to SISTEL foundations, appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00. On the liabilities registered are recognized the inflation effects based on the fluctuation of INPC, bear fixed interest rates of 6% per annum, according to accrual basis, being recorded in income statement of quarterly the amount of R$32,388. The contribution paid to BrTPREV on the current quarterly totalled R$3,647 for the coverage of administrative costs, which were recorded in the income statement.

The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	06/30/04	03/31/04
FCRT - BrTPREV	491,093	495,247
SISTEL - PAMEC	1,794	1,740
TOTAL	492,887	496,987
CURRENT	28,022	28,022
NONCURRENT	464,865	468,965

34. DEFERRED INCOME

There are contracts related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	30/06/04	31/03/04	30/06/04	31/03/04
2004	932	1,422	6,287	1,508
2005	691	1,794	4,764	1,910
2006	691	691	4,764	807
2007	691	691	4,764	807
2008	691	691	4,763	807
2009	691	691	4,763	807
2010	691	691	4,763	806
2011 and after	3.019	1,900	29,179	4,024
Total	8.097	8,571	64,047	11,476

35. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SELF-FINANCING FUNDS - RIO GRANDE DO SUL BRANCH	24,143	24,143	24,143	24,143
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	4,829	6,291	4,829	6,291
LIABILITIES WITH OTHER TELECOM COMPANIES	9,522	9,487	9,522	9,487
LIABILITIES FROM ACQUISITION OF ASSETS	-	-	41,075	37,502
LIABILITIES FROM ACQUISITION OF TAX CREDITS	20,897	20,897	20,897	20,897
DUPLICATE BANK DEPOSITS AND RECEIPTS IN PROCESSING	8,149	7,791	8,152	7,791
CPMF - SUSPENDED COLLECTION	23,814	23,352	23,814	23,352
PREPAYMENTS	848	1,063	1,697	1,063
OTHER TAXES PAYABLE	55	55	150	150
OTHER	5,643	1,777	4,479	1,778
TOTAL	97,900	94,856	138,758	132,454
CURRENT	72,746	69,774	74,223	72,480
NONCURRENT	25,154	25,082	64,535	59,974

Self-financing Funds – Rio Grande do Sul branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law Nr. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

36. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule nr. 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 in December 31, 2003) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

37. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
OPERATING INCOME	93,818	42,638	101,100	43,987
FINANCIAL EXPENSES, NET	529,222	678,703	520,861	681,042
DEPRECIATION	1,166,821	1,046,591	1,183,125	1,047,133
AMORTIZATION OF GOODWILL IN ACQUISITION OF INVESTIMENTS (1)	-	-	15,537	-
EBITDA	1,789,861	1,767,932	1,820,623	1,772,162

NET REVENUE	4,217,197	3,806,926	4,237,895	3,788,571

MARGIN EBITDA	42.4%	46.4%	43.0%	46.8%
(1) It does not include the amortization of special goodwill from incorporation recorded in the differed charges, in the permanent assets, whose amortization expense compose the nonoperating income.

38. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

39. SUBSEQUENT EVENTS

Contracting of financing

On July 19, 2004, BNDES approved financing of R$1.26 billion for the Company, which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly with BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% for the remaining 20%. The entry of the funds is forecast to occur between 2004 and 2006.

Issue of debentures

On July 8, 2004, the Company applied to the Brazilian Securities Commission (CVM) for the registration of the public distribution of the fourth issue of debentures (third public issue). The issue will be for R$500 million, in a single series, constituted by 50,000 debentures with a nominal unit value of R$10. The debentures will be nominative, indentured, unsecured, nonconvertible into shares and guaranteed by a surety from Brasil Telecom Participações S.A. The remuneration of the debentures will be defined in a bookbuilding process to be carried out by the Coordinators, of which Banco ABN AMRO Real S.A. is the lead coordinator. The term of the debentures will be for five years, maturing on July 5, 2009. The issue was approved by the Company’s Board of Directors in a meeting held on June 15, 2004.

The Preliminary prospectus is available at the address of Brasil Telecom S.A., located at SIA SUL - ASP - Lote D - Bloco B - Brasília - DF and on the sites www.brasiltelecom.com.br and www.bancoreal.com.br.

The information included in the Preliminary Prospectus will be analyzed by CVM and will be subject to complementation and correction. The Definitive Prospectus, when concluded, will be placed at the disposal of investors at the address and site indicated in the previous paragraph.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
1	TOTAL ASSETS	16,081,950	15,996,236
1.01	CURRENT ASSETS	4,990,663	5,155,207
1.01.01	CASH AND CASH EQUIVALENTS	1,970,738	2,343,529
1.01.02	CREDITS	1,960,573	1,922,238
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,960,573	1,922,238
1.01.03	INVENTORIES	7,374	7,461
1.01.04	OTHER	1,051,978	881,979
1.01.04.01	LOANS AND FINANCING	2,511	2,439
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	645,280	640,082
1.01.04.03	JUDICIAL DEPOSITS	158,325	117,979
1.01.04.04	OTHER ASSETS	245,862	121,479
1.02	NONCURRENT ASSETS	1,210,749	1,229,696
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	4,633	8,326
1.02.02.01	FROM ASSOCIATED COMPANIES	4,633	8,326
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,206,116	1,221,370
1.02.03.01	LOANS AND FINANCING	7,929	7,705
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	573,757	598,186
1.02.03.03	JUDICIAL DEPOSITS	428,434	403,049
1.02.03.04	INVENTORIES	2,770	16,815
1.02.03.05	OTHER ASSETS	193,226	195,615
1.03	PERMANENT ASSETS	9,880,538	9,611,333
1.03.01	INVESTMENTS	441,111	278,247
1.03.01.01	ASSOCIATED COMPANIES	204	97,485
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	440,907	180,762
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,771,898	8,703,245
1.03.03	DEFERRED CHARGES	667,529	629,841

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
2	TOTAL LIABILITIES	16,081,950	15,996,236
2.01	CURRENT LIABILITIES	3,930,361	4,539,446
2.01.01	LOANS AND FINANCING	597,209	574,350
2.01.02	DEBENTURES	878,521	1,382,216
2.01.03	SUPPLIERS	1,107,858	1,052,505
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	506,826	480,734
2.01.04.01	INDIRECT TAXES	499,043	475,055
2.01.04.02	TAXES ON INCOME	7,783	5,679
2.01.05	DIVIDENDS PAYABLE	238,549	449,257
2.01.06	PROVISIONS	345,474	358,210
2.01.06.01	PROVISION FOR CONTINGENCIES	317,452	330,188
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	255,924	242,174
2.01.08.01	PAYROLL AND SOCIAL CHARGES	79,682	62,233
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	70,694	72,976
2.01.08.03	EMPLOYEE PROFIT SHARING	31,325	34,485
2.01.08.04	OTHER LIABILITIES	74,223	72,480
2.02	LONG-TERM LIABILITIES	5,496,769	4,887,790
2.02.01	LOANS AND FINANCING	2,769,264	2,194,440
2.02.02	DEBENTURES	910,000	910,000
2.02.03	PROVISIONS	781,106	833,709
2.02.03.01	PROVISION FOR CONTINGENCIES	316,241	364,744
2.02.03.02	PROVISION FOR PENSION PLAN	464,865	468,965
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,036,399	949,641
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,837	4,862
2.02.05.02	SUPPLIERS	396	1,574
2.02.05.03	INDIRECT TAXES	654,509	624,537
2.02.05.04	TAXES ON INCOME	28,432	27,225
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	275,716	223,495
2.02.05.06	OTHER LIABILITIES	64,535	59,974
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	64,047	11,476
2.04	MINORITY INTERESTS	(5)	1
2.05	SHAREHOLDERS’ EQUITY	6,590,778	6,557,523
2.05.01	CAPITAL	3,401,245	3,401,245
2.05.02	CAPITAL RESERVES	1,496,805	1,496,805
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,419,484	1,386,229

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - CURRENT QUARTER 04/01/2004 TO 06/30/2004	4 - CURRENT QUARTER 01/01/2004 TO 06/30/2004	5 - CURRENT QUARTER 04/01/2003 TO 06/30/2003	6 - CURRENT QUARTER 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,037,406	5,946,250	2,691,177	5,300,444
3.02	DEDUCTIONS FROM GROSS REVENUE	(874,806)	(1,708,355)	(776,264)	(1,511,873)
3.03	NET REVENUE FROM SALES AND SERVICES	2,162,600	4,237,895	1,914,913	3,788,571
3.04	COST OF SALES	(1,387,770)	(2,725,028)	(1,200,161)	(2,384,855)
3.05	GROSS PROFIT	774,830	1,512,867	714,752	1,403,716
3.06	OPERATING EXPENSES	(593,136)	(1,411,767)	(573,848)	(1,359,729)
3.06	SELLING EXPENSES	(234,301)	(455,774)	(183,746)	(358,916)
3.06	GENERAL AND ADMINISTRATIVE EXPENSES	(221,376)	(446,855)	(185,317)	(354,777)
3.06	FINANCIAL	(140,066)	(520,861)	(232,570)	(681,042)
3.06	FINANCIAL INCOME	172,307	272,429	100,522	175,016
3.06	FINANCIAL EXPENSES	(312,373)	(793,290)	(333,092)	(856,058)
3.06	OTHER OPERATING INCOME	(113,195)	237,203	69,465	128,067
3.06	OTHER OPERATING EXPENSES	115,802	(225,480)	(41,680)	(93,061)
3.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME (LOSS)	181,694	101,100	140,904	43,987
3.08	NONOPERATING INCOME (EXPENSES)	(96,962)	(137,203)	(38,214)	(78,376)
3.08	REVENUES	9,567	16,102	10,351	26,298
3.08	EXPENSES	(106,529)	(153,305)	(48,565)	(104,674)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	84,732	(36,103)	102,690	(34,389)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(49,247)	(21,617)	(42,348)	(3,426)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(14,748)	(26,870)	(11,211)	(20,943)
3.12	INTERESTS	(14,748)	(26,870)	(11,211)	(20,943)
3.12	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	238,100	0	246,200
3.14	MINORITY INTERESTS	7	13	0	0
3.15	INCOME (LOSS) FOR THE PERIOD	20,744	153,523	49,131	187,442
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	544,866,863	544,866,863	539,991,129	539,991,129
	EARNINGS PER SHARE (REAIS)	0.00004	0.00028	0.00009	0.00035
	LOSS PER SHARE (REAIS)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 2nd QUARTER 2004

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance (Not revised by independent auditors)

Plant

OPERATING DATA	2Q04	1Q04	2Q04/1Q04 (%)

Lines Installed (Thousand)	10,712	10,701	0.1
Additional Lines Installed (Thousand)	11	14	(23.7)

Lines in Service - LES (Thousand)	9,647	9,724	(0.8)
- Residential	6,841	6,988	(2.1)
- Non-residential	1,451	1,469	(1.2)
- Public Telephones - TUP (Thousand)	296	296	0.1
- Prepaid	276	282	(2.1)
- Hybrid Terminals	159	59	171.6
- Other (includes PABX)	624	630	(1.1)
Additional Lines in Service (Thousand)	(77)	(127)	(39.3)

Average Lines in Service - LIS (Thousand)	9,685	9,787	(1.0)

LES/100 Inhabitants	22,9	23.1	(1.1)
TUP/1,000 Inhabitants	7,0	7.0	(0.2)
TUP/100 Lines Installed	2,8	2.8	0.0

Utilization Rate (in Service/Installed)	90.1%	90. 9%	0.0 p.p.

Digitalization Rate	99.5%	99. 5%	0.0 p.p.

ADSL Lines in Service (Thousand)	383	325	17.7

Lines Installed	In the 2Q04, Brasil Telecom installed 10.9 thousand lines, ending the quarter with 10.7 million terminals. In relation to 2Q03, the plant registered an increase of 55.5 thousand lines.

Lines in Service

The plant in service totaled 9.6 million lines in the 2Q04. Brasil Telecom continued the non-paying-lines-detection process, disconnecting lines with no prospects of returning to the active base in the medium term and transferring some of the clients who negotiated their obligations to the hybrid plan (LigMix). As a result, the utilization rate was reduced to 90.1%.

Additionally, Brasil Telecom encouraged the migration of clients from the pre-paid and economical plans to the hybrid plan. Client base segmentation seeks to match the product to the usage profile of each client and to increase the average ARPU (net revenue/average LIS/month).

ADSL	Brasil Telecom practically doubled its ADSL accesses in service in just a year, reaching 382.5 thousand accesses at the end of 2Q04.

Goals

Quality Goals

In the 2Q4, the Brasil Telecom accomplished all of the quality goals predicted in the General Plan of Quality Targets established by ANATEL in relation to the offering of switched fixed telephony service, in long-distance and local segments.

Traffic

OPERATING DATA	2Q04	1Q04	2Q04/1Q04 (%)

Exceeding Local Pulses (Million)	2,715	2,586	5.0

Domestic Long Distance Minutes (Million)	1,624	1,534	5.9

Fixed-Mobile Minutes (Million)	1,036	1,037	(0.2)

Exceeding Pulses/Average LIS/Month	93.4	88.1	6.1
DLD Minutes/Average LIS/Month	55.9	52.2	7.0
Fixed-Mobile Minutes/Average LIS/Month	35.6	35.3	0.9

Exceeding Local Pulses	The traffic of exceeding local pulses increased by 5.0% compared to the 1Q04, reaching 2.7 billion.

DLD Traffic

In the 2Q04, long distance traffic increased by 5.9% in comparison to the previous quarter, due to Brasil Telecom’s presence in the new long distance segments (inter-regional and international), which in turn leveraged the intra-regional traffic (+6.5%).

LD Market Share

At the end of 2Q04, the first full quarter in which it was possible to use the CSC 14 in all long distance calls, Brasil Telecom reached a 38.0% market share in the inter-regional segment and a 19.6% share in international segment.

Leveraged by the success of the campaigns developed for the launch of the CSC 14 use outside of the Region, the DLD market share of Brasil Telecom increased by 2.4 p.p. in the intra-region segment and 0.9 p.p. in the intra-sector segment. The market share in the intra-sector and intra-region segments reached 91.0% and 81.1%, respectively.

Traffic Inter-Networks	Inter-network traffic remained stable in the 2Q04, due to a reduction of 1.1% in the VC-1 traffic and 5.1% in the VC-2 traffic, partially offset by the increase of 42.3% in the VC-3 traffic.

Of the total inter-network traffic, 83.9% corresponds to VC-1 calls, 11.5% to VC-2 calls and 4.6% to VC-3 calls. There was a significant increase in the VC-3 traffic as a percentage of total traffic, which represented 3.2% of the inter-network traffic in the 1Q04, explained by the increase in long distance calls using the CSC 14.

Tariffs

Tariff Adjustments

Brasil Telecom was authorized by ANATEL to adjust the tariffs for the Local and Domestic Long Distance Services Basic Plans. The authorized average adjustments for the local and domestic long distance baskets were of 6.89% and 3.20%, respectively. The TU-RL (Local Network Usage Rate) was adjusted by -10.47% and the TU-RIU (Long Distance Network Usage Rate) was adjusted by 3.20%.

Subsidiaries

Brasil Telecom GSM

14 Brasil Telecom Celular S.A. officially launched its trademark, Brasil Telecom GSM, on May 10, 2004. On May 11, 2004, its brand was presented in the most prominent newspapers of the country, alongside the brands of its main partners.

Brasil Telecom GSM entered into a contract to purchase the infrastructure equipment to build its mobile network throughout the 2Q04. The contract was entered into with two international suppliers, Ericsson and Alcatel. The network is being implanted rapidly so as to obtain wide coverage in the 3Q04, when the full commercial launch is expected.

The investments expected to expand coverage in 2005 were brought forward to 2004. As a result, Brasil Telecom GSM expects to reach the largest GSM coverage in Region II, providing its customers with a high quality service, highlighting mobility features.

By bringing forward investments, Brasil Telecom GSM should invest approximately US$350 million, covering about 544 localities in its operational area.

In the 2Q04, R$200.7 million were invested in the operation, amounting to R$364.3 million since the start of the project.

The project “Our Mobile” - where employees, their relatives and friends, residing in all states of Region II, bought mobile phones in special financing conditions - has already exceeded the mark of 18 thousand subscribers. Besides voice services, customers of “Our Mobile” are also offered a new voice mail box and a “Missed Call” service, where an SMS - Short Message Service - is sent whenever a call is made to a Brasil Telecom GSM terminal, which is either turned off or out of coverage area.

The main platforms that will be used in the mobile operations (pre-paid service, voice mail box, SMS, multimedia messages - MMS, other platforms for data services - WAP, OTA, Middleware - and anti-fraud) have already been implemented and are at the final test and improvement stage.

For its launch, Brasil Telecom GSM will have over 1,200 points of sales, including the main retail chains in Region II, authorized exclusive and non-exclusive agents, and Brasil Telecom GSM stores and kiosks.

It is worth noting that the 16 stores and 40 stands of Brasil Telecom GSM, the majority of which are located at the largest and best shopping centers of the Region, will serve not only the mobile operator customers, but also all other customers of Brasil Telecom S.A.’s wide range of products, including fixed line, ADSL, internet provider, among others.

This kind of initiative clearly illustrates that Brasil Telecom is adopting a full convergence model, involving commercial aspects, people, infrastructure, equipment, and systems.

The civil constructions are at an advanced stage. Nine out of the 16 stores have already been built and are now receiving the equipment for assembly. The information systems will also be tested soon. The remaining stores will be ready for the full commercial launch scheduled for the 3Q04.

As of the end of July, 758 employees worked at Brasil Telecom GSM, out of which 303 worked at Brasil Telecom GSM stores. Our business plan anticipates a workforce of about 1,000 employees for the commercial launch. During the quarter, the training programs of all employees in different existing systems, as well as selling and service techniques, was initiated.

Financial performance

Revenues

Local Service	Gross revenue from local service reached R$1,115.7 million in the 2Q04, 8.1% higher than in the 2Q03 and stable compared to the 1Q04.

Gross revenue from activation fee totaled R$9.3 million in the 2Q04, 2.3% higher than in the 1Q04. This performance is a result of the 417.8 thousand lines activated in the 2Q04, against 404.8 thousand activated in the 1Q04.

Gross revenue from basic subscription reached R$732.5 million in the quarter, a reduction of 1.6% compared to R$744.7 million in the 1Q04. This difference is explained by the increase of promotional plans as a percentage of total plans in the mix of lines in service.

Gross revenue from measured service totaled R$349.5 million in the 2Q04, an increase of 3.9% compared to the 1Q04, explained by the 5.0% increase in local traffic.

Public Telephony	Gross revenue from public telephony reached R$119.1 million in the 2Q04, an increase of 10.1% in comparison with the 1Q04, due to selling efforts and the campaign to encourage public telephony usage.

Long Distance

Gross revenue from long distance calls reached R$418.3 million in the 2Q04, representing a 9.5% increase in comparison to the 1Q04, mainly due to the usage of the CSC 14 in inter-regional and international long distance calls.

In the 2Q04, revenues from inter-regional DLD reached R$52.2 million, while revenues from ILD totaled R$6.5 million.

Inter- Network

Gross revenue from inter-network calls reached R$738.1 million in the 2Q04, a 5.1% increase compared to 1Q04, reflecting the relative increase of VC-3 traffic - when compared to VC-1 and VC-2 - in the inter-network call mix and the tariff adjustment effective since February.

The usage of the CSC 14 in calls originated from mobile phones contributed with revenues of R$108.0 million in the 2Q04, against R$78.5 million in the 1Q04.

Interconnection	Gross revenue from interconnection in the 2Q04 decreased by 6.2% compared to the 1Q04, explained by the increase in Brasil Telecom’s market share in the long distance segments.

Lease of Facilities	In the 2Q04, revenues from lease of facilities were R$63.5 million, 15.2% greater than the R$55.1 million reported in the 1Q04.

Data Communication

In the 2Q04, data communications revenues reached R$255.3 million, an increase of 15.8% compared to the previous quarter, mainly due to the 17.7% growth in ADSL accesses in service and to MetroRED’s consolidation.

In the 2Q03, gross revenue from data communication represented 6.7% of total revenue, while in the 2Q04 this segment represented 8.4% of total gross revenue.

Supplementary and Value-Added Services	Gross revenue from supplementary and value-added services increased by 5.0% in the 2Q04 compared to the previous quarter, totaling R$104.1 million.

As of June 2004, there were 6.2 million activated intelligent services, against 6.0 million in March 2004.

Other Revenues	Other revenues reached R$43.9 million in the 2Q04, a growth of 218.8% compared to 2Q03, mainly due to the services offered by iBest, Globenet, VANT and MetroRED.

Gross Revenue Deductions	Gross revenue deductions reached R$874.8 million in the 2Q04, representing 28.8% of the gross revenue for the quarter, against 28.7% in the 1Q04.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month in the 2Q04 was of R$744, against R$66.0 in the 2Q03, a 12.7% increase.

Costs and Expenses

Costs and Operating Expenses	Operating costs and expenses totaled R$1,840.8 million in the 2Q04, against R$1,775.1 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions and losses were of R$1,106.1 million in the 2Q04, against R$1,066.0 million in the 1Q04, an increase of 3.8% compared to the previous quarter.

Number of Employees

At the end of the 2Q04, Brasil Telecom’s fixed telephony operation had 5,386 employees, against 5,206 in the previous quarter. This increase is a result of the 339 admissions (of which 158 relate to the consolidation of MetroRED) and 159 dismissals that occurred in the period.

As of June 2004, Brasil Telecom GSM had 758 employees, against 265 in the 1Q04, reflecting the structuring process for the product’s launch.

Personnel	Personnel costs and expenses reached R$100.3 million, an increase of 6.6% compared to the previous quarter, influenced by the consolidation of MetroRED and VANT.

Subcontracted Services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$358.5 million in the 2Q04, a 0.8% reduction in relation to the previous quarter.

The subcontracted services costs and expenses to net revenues ratio has been falling since the 4Q03. The ratio was 17.5% in the 4Q03, 17.4% in the 1Q04 and reached 16.6% in the 2Q04. This reduction results from the cost and expense control policy adopted by Brasil Telecom, focusing on the optimization of its administrative and maintenance cost structure.

Interconnection

Interconnection costs totaled R$545.3 million in the 2Q04, a 9.9% increase compared to the previous quarter. This increase is associated with the relative increase of VC-3 traffic - when compared to VC-1 and VC-2 - in the inter-network traffic mix, the increase of long distance calls terminating outside Region II, the usage of CSC 14 in calls originated from mobile phones, and the mobile interconnection tariff adjustment effected in February.

Advertisement and Marketing	Expenses with advertising & marketing totaled R$24.5 million in the 2Q04, an increase of 1.9% from the previous period.

Losses with Accounts Receivable/Gross Revenue Ratio	The losses with accounts receivable to gross revenue ratio was of 3.1% in the 2Q04, stable in relation to the 1Q04. Losses with accounts receivable totaled R$95.3 million in the 2Q04.

Accounts Receivable

In the 2Q04, the gross accounts receivable to gross revenue ratio dropped from 72.2% to 70.7%, meaning that the increase in gross revenues was higher than the increase in accounts receivable in the period.

Gross accounts receivable in the 2Q04 increased as a result of the CSC 14 operation in the inter-regional and international segments and by the usage of the CSC 14 in calls originated from mobile phones. Co-billing with other mobile operators results in a bad debt percentage above the average percentage of the other segments in which we operate.

Deducting for the provision for doubtful accounts in the amount of R$185.4 million, Brasil Telecom’s net accounts receivable totaled R$1,960.6 million at the end of the 2Q04.

Provisions for Contingencies	In the 2Q04, provisions for contingencies totaled R$39.7 million, an increase of 76.5% compared to the previous quarter.

EBITDA

EBITDA of R$921.4 million	Brasil Telecom’s EBITDA was of R$921.4 million in the 2Q04, R$22.3 million above the 1Q04’s EBITDA, or a 2.5% increase quarter-on-quarter.

EBITDA Margin

In the 2Q04, Brasil Telecom’s EBITDA margin reached 42.6%. It is important to mention Brasil Telecom’s operation in the long distance segments, where the margin is pressured by competition. Provision for labor contingencies also affected the margin in this quarter.

Not accounting for non-recurring items evidenced in the quarter in provisions for contingencies, EBITDA would have reached R$947.4 million, which represents a margin of 43.8%.

EBITDA/Average LIS/month	In the 2Q04, EBITDA/Average LIS/month reached R$31.7, 2.2% higher than in the 2Q03.

Financial Result

Financial Result

In the 2Q04, Brasil Telecom reported a negative net financial result of R$140.1 million, stable in comparison with the negative R$142.7 million reported in the 1Q04, not accounting for Interest on Shareholders’ Equity.

Nonoperating Result

Amortization of Reconstituted Goodwill

In the 2Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Nonoperating Revenues/ Expenses	The nonoperating revenues/expenses in the 2Q04 essentially concerns write-offs and provision of losses with investments.

Indebtness

Total Debt

As of June 2004, Brasil Telecom’s consolidated total debt was of R$5.2 billion, 1.9% higher than the amount reported in the 1Q04. This increase is a result of the strategy adopted by the Company throughout the year to increase the debt maturity while seeking cheaper financing options. Accordingly, in April, Brasil Telecom raised 21.5 billion of yens (approximately R$577 million) from JBIC - Japan Bank for International Cooperation, which coincided with the payment of the first issuance of public debentures issued in May 2002, in an amount of R$500 million.

Net Debt

Net debt totaled R$3,184.3 million, a 17.2% increase compared to March 2004. Not accounting for inter-company debt and the private debenture with the holding company, the net debt as of June was of R$1,709.0 million.

The increase in net debt is explained by the cash reduction in the 2Q04, due to acquisitions, investments and dividend payments related to 2003.

Average Cost of Debt	Brasil Telecom’s consolidated debt had an accumulated average cost of 15.2% in the year.

Financial Leverage

As of June 30, 2004, Brasil Telecom's financial leverage , represented by the ratio of its net debt (excluding the debt with the holding company) to shareholders' equity, was equal to 25.9%, against 19.8% in March.

Investments

	R$ million

Investments in the Permanent Assets	2Q04	1Q04	2Q04/1Q04 (%)

Network Expansion	128,8	95,0	35,6
- Conventional Telephony	19,3	45,0	(57,1)
- Transmission Backbone	11,4	5,3	116,8
- Data Network	76,2	41,0	86,1
- Intelligent Network	19,6	0,9	2.155,3
- Network Management Systems	1,0	0,3	217,0
- Other Investments on Net Expansion	1,3	2,5	(47,7)
Network Operation	62,8	50,2	25,1
Public Telephony	0,9	0,5	64,4
Information Technology	29,0	40,0	(27,6)
Expansion Personnel	20,6	21,0	(2,1)
Other	356,2	10,3	3.358,4

Subtotal	598,3	217,0	175,7

Expansion Financial Expenses	19,1	-	N.A.

Total	617,4	217,0	184,5

Investments in the permanent assets	2T04	1T04	2T04/1T04 (%)

BrT Celular	158.1	39.9	296.2
Despesa Financeira de Expansão	42.6	14.5	193.4

Total	200.7	54.4	268.8

Investments in Permanent Assets

Brasil Telecom investments totaled R$818.1 million in the 2Q04. The investment in fixed telephony was of R$294.9 million, while R$200.7 million were invested in the mobile telephony and R$322.5 million in acquisitions.

Cash Flow

Operating Cash Flow in the 2Q04 was of R$875.9 million	The operating cash generation of Brasil Telecom reached R$875.9 million in the 2Q04 , surpassing by 14.3% the amount reported in the 2Q03.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

(The information for the period ended July 5, 2004 were not reviewed by independent auditors)

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders' compositions:

1. OUTSTANDING

As of 06/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	247,276,394,144	99.07	120,586,403,533	40.18	367,862,797,677	66.92
Management
Board of Directors	197	0.00	970,009,871	0.32	970,010,068	0.18
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	383,324	0.00	801,478	0.00
Treasury Stock	-	-	4,848,482,322	1.62	4,848,482,322	0.88
Other Shareholders	2,320,237,008	0.93	173,713,016,078	57.88	176,033,253,086	32.02
Total	249,597,049,542	100.00	300,118,295,401	100.00	549,715,344,943	100.00
Outstanding Shares in the Market	2,320,655,398	0.93	174,683,409,546	58.20	177,004,064,944	32.20

As of 06/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	242,065,940,976	96.98	126,108,456,869	42.67	368,174,397,845	67.53
Management
Board of Directors	136,650,934	0.06	3,567,720,226	1.21	3,704,371,160	0.68
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	-	-	418,154	0.00
Treasury Stock	-	-	5,175,010,503	1.75	5,175,010,503	0.95
Other Shareholders	7,394,039,439	2.96	160,717,902,527	54.37	168,111,941,966	30.84
Total	249,597,049,542	100.00	295,569,090,398	100.00	545,166,139,940	100.00
Outstanding Shares in the Market	7,531,108,566	3.02	164,285,623,026	55.58	171,816,731,592	31.52

2. SHAREHOLDERS' HOLDING MORE THAN 5% OF THE VOTING CAPITAL (As of 06/30/2004)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,293	99.07	112,516,806	37.49	359,793,099	65.45
Treasury Shares	-	-	-	-	4,848,482	1.62	4,848,482	0.88
Other	-	-	2,320,757	0.93	182,753,007	60.89	185,073,764	33.67
Total	-	-	249,597,050	100.00	300,118,295	100.00	549,715,345	100.00

Distribution of the Capital from Parent to individuals level

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.99
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.15	7,840,963	3.47	14,736,645	4.09
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.75	218,166,790	96.53	275,465,835	76.51
Total	-	-	134,031,688	100.00	226,007,753	100.00	360,039,441	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,633	19.00	1,239,982	62.00	1,433,615	47.48
Telecom Italia International N.V.(*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	20	0.00	-	-	20	0.00
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*) Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers' Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0,00	-	0,00	3	0,00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,385	19.27	-	-	190,852,385	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	0.00	-	-	10	0.00
Priv FIA	02.559.662-0001/21	Brazilian	25,219	0.005	-	-	25,219	0.005
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.005	-	-	25,219	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Luiz Augusto Britto de Macedo	597.717.637-68	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,151	45.45	-	-	335,488,151	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	0.00	-	-	6,010	0.00
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	0.00	-	-	1	0.00
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	0.00	-	-	10	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	400	0.00	-	-	400	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	0.00	-	-	60	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	0.00	-	-	1	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	1	0.00	-	-	1	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	286	0.00	-	-	286	0.00
Ricardo Wiering de Barros	806.663.027-15	Brasileira	1	0.00	-	-	1	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brasileira	1	0.00	-	-	1	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brasileira	1	0.00	-	-	1	0.00
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM) )

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended June 30, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil .

Our review was performed in accordance with auditing standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 30, 2004

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	QUARTERLY REFERENCE	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY'S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	8
04	01	NOTES TO THE QUARTERLY REPORT	10
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	49
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	50
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	51
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	53
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	55
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT	63
17	01	LIMITED REVIEW REPORT	66
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		MTH VENTURES DO BRASIL LTDA.
		VANT TELECOMUNICAÇÕES S.A.	/66

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer